

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05048180

March 23, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/23/2005

Re: Raytheon Company
Incoming letter dated March 20, 2005

Dear Mr. Chevedden:

This is in response to your letter dated March 20, 2005 concerning the shareholder proposal submitted to Raytheon by Ray T. Chevedden. On January 26, 2005, we issued our response expressing our informal view that Raytheon could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Monday, March 21, 2005 2:53 AM
To: CFLETTERS@SEC.GOV
Cc: John W Kapples
Subject: REQUEST FOR RECONSIDERATION: Raytheon Company (RTN)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST FOR RECONSIDERATION
Raytheon Company (January 26, 2005)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

200%-Late Does Not Deserve Rule 14a-8 Full-Credit Alaska Air Group, Inc. (March 17, 2005) Precedent

Ladies and Gentlemen:

Alaska Air did not receive Staff concurrence for a similar rule 14a-8 proposal in Alaska Air Group, Inc. (March 17, 2005). The proposal to Alaska Air has the same core text of this proposal: "any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board."

The emphasis on the 4-month time-period is reinforced in the Raytheon rule 14a-8 supporting statement text:
"I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock or an exchange for shares in a more valuable company."

This rule 14a-8 proposal clearly calls for a poison pill vote or redemption within 4-months. Incongruously the company claims that if the company is 200%-late in meeting the time-period in the rule 14a-8 proposal the company is entitled to rule 14a-8 full-credit. According to the absurd company "logic" if a shareholder proposal calls for annual election of each director a company could claim rule 14a-8 full-credit if it elects each director once in 3-years or

200%-late.

In other words this is an overbroad theory that a company is entitled to a 200% grace-period on a time-period called for in a rule 14a-8 shareholder proposal. And the company still qualifies for rule 14a-8 full-credit.

For this reason and the earlier supporting letters it is respectfully requested that final concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
John W. Kapples